Exhibit 99.1

INDIVIOR PLC (THE 'COMPANY')

TOTAL VOTING RIGHTS AND CAPITAL

In accordance with the FCA's Disclosure Guidance and Transparency Rule 5.6.1, the Company hereby notifies the market that as at January 1, 2025 the Company's issued share capital consisted of 124,903,607 Ordinary Shares of US$0.50 each.  The Company does not hold any shares in Treasury.

Therefore, the total number of voting rights in the Company is 124,903,607. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

Kathryn Hudson
Company Secretary

January 2, 2025

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.